UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2023

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: December 01, 2023	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Intimation

December 01, 2023

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/Madam,

Sub: Intimation

A penalty of Rs. 10,000 is imposed on the Bank for contraventions of the directions issued by the Reserve Bank of India (“RBI”) in exercise of the powers conferred to RBI under Section 11(3) of FEMA, 1999

The details are as follows:

Sr. No	Particulars	Details
1	Name of the authority	Reserve Bank of India
2	Nature and details of the action(s) taken, initiated or order(s) passed:	An aggregate penalty of INR 10,000 (Rupees Ten Thousand Only) on HDFC Bank in exercise of the powers conferred to RBI under Section 11(3) of FEMA, 1999
3	Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority	November 30, 2023
4	Details of the violation(s)/contravention(s) committed or alleged to be committed:	HDFC Bank did not obtain RBI’s approval for maintaining current and fixed deposit accounts of a foreign bank post cancellation of their license by RBI, which was in contravention to the para 13 of AP (DlR Series) Circular no. 67 dated May 05, 2016
5	Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	Nil

The Bank shall take necessary steps to ensure that requisite checks and balances are in place, to avoid recurrence of any such contravention in future.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary